UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 4, 2008

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and
General Director

Moscow and New York (June 4, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter ended March 31, 2008.

Financial and Operating Highlights

•	Net operating revenues reached $2,108 million, an increase of 41.7% versus 1Q2007.

•	OIBDA reached $1,126 million, an increase of 47.0% versus 1Q2007.

•	OIBDA margin was 53.4%, including 55.2% in Russia and 50.4% in Kazakhstan.

•	Net income totaled $601 million, an increase of 117.0% versus 1Q2007.

•	Active mobile subscribers increased by 6.5 million versus 1Q2007, reaching 52.3 million.

•	Acquisition of Golden Telecom was completed on February 28, 2008.

•	The Board of Directors proposed a dividend of $0.58* per ADS, an increase of 81% compared to the previous year.

*	On April 16, 2008, VimpelCom’s Board of Directors recommended a dividend of 270.01 rubles per ordinary share. Last year’s dividends were approved at 166.88 rubles per ordinary share. Dividends per ADS was calculated only for information purposes given the Russian Central Bank exchange rate and the ratio of ADS to ordinary shares on the date of the respective Board recommendations. The actual amount in US$ to be paid to the ADS-holders in case of the AGM approval will depend on the exchange rate around the payment date and any required withholding tax.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “The first quarter of 2008 should be viewed as the beginning of a new era for VimpelCom. Completion of the Golden Telecom acquisition has opened an entirely new set of growth opportunities which, when realized, should further strengthen our position in the Russian telecom sector.

“Meanwhile our mobile business continues to show strong financial results. We are growing revenues and OIBDA in virtually all of our markets, in spite of the negative impact of economic problems in Central Asia, particularly in Kazakhstan.

“With an OIBDA margin above 50% and a revenue growth rate above 40%, VimpelCom remains a rare example of a large, fast growing and highly profitable business. The underlying strength of our core business coupled with new opportunities of being an integrated player should provide a robust platform for our future growth ambitions.”

Changes in Definitions and Reported Data

Beginning with this quarterly report, we have made significant changes in the reporting structure in order to reflect the integration with Golden Telecom, which we began to consolidate into VimpelCom’s accounts starting from March 1, 2008.

Adjusting to the new complexity of the business we now consolidate our revenues along four segments: two geographic segments (Russia and the CIS) and two business segments (Mobile and Fixed). Fixed-line operations in Armenia (representing $36.2 million of revenue in the first quarter of 2008) are now reflected within the CIS fixed-line segment, while the results of Golden Telecom’s mobile operations in Ukraine (representing $0.5 million of revenue in March 2008) are now part of the mobile business segment in the CIS.

Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments, and indicate the amount of inter-company eliminations within and between the segments.

We discontinued providing registered subscriber base numbers, completely shifting to active base. We have also aligned our churn rate reporting to the three month active subscriber base, which we believe is the most meaningful way of reporting. Consequently, this shift caused a step-change in our reported subscriber market share.

Within sales, general and administrative costs (SG&A) we now provide an explicit breakdown between general and administrative costs (G&A) and sales and marketing costs (S&M). As sales and marketing costs include all of the relevant costs of subscriber acquisitions, retention and usage stimulation, we believe these measures provide more accurate information than subscriber acquisition costs. Previously part of our S&M costs was shown in G&A.

A country-by-country CAPEX breakdown can be found in Attachment D.

A detailed country-by-country breakdown of the main financial and operating data can be found in the file entitled FinancialOperatingQ12008.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS (US$, mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenues	2,108	1,488	41.7%	2,010	4.9%
OIBDA	1,126	766	47.0%	918	22.7%
OIBDA margin, %	53.4%	51.5%		45.7%
SG&A	528	439	20.3%	716	-26.3%
including Sales & Marketing Expenses	187	136	37.5%	219	-14.6%
including General & Administrative Costs	341	303	12.5%	497	-31.4%
SG&A percentage	25.0%	29.5%		35.6%

Net income	601	277	117.0%	368	63.3%
Net income per common share, (US$)	11.84	5.45	117.2%	7.25	63.3%
Net income per ADS equivalent*, (US$)	0.59	0.27	118.5%	0.36	63.9%
Capital expenditures	358	303	18.2%	796	-55.0%
Mobile subscribers (‘000)	52,293	45,784	14.2%	51,740	1.1%
Broadband internet service subscribers (‘000)	534	n/a		n/a

*	Number of ADSs is based on the ratio of 20 ADSs per one ordinary share, which came into effect on August 21, 2007. Prior year amounts have been adjusted to reflect the new ratio.

Net operating revenue 1Q 2008 (US$ mln)	Russia	CIS	Eliminations	Total
Mobile business	1,675	271	-2	1,944
Fixed business	132	47	-4	175
Eliminations	-10	-1		-11
Total net operating revenue	1,797	317	-6	2,108

RUSSIA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenues	1,797	1,279	40.5%	1,702	5.6%
OIBDA	992	676	46.7%	773	28.3%
OIBDA margin, %	55.2%	52.9%		45.4%
SG&A	434	375	15.7%	633	-31.4%
including Sales & Marketing Expenses	158	114	38.6%	186	-15.1%
including General & Administrative Costs	276	261	5.7%	447	-38.3%
SG&A percentage	24.2%	29.3%		37.2%
Net income	616	280	120.0%	364	69.2%

Our Russian operations continue to show year-on-year revenue growth over 40% with a record-high OIBDA margin. In the first quarter our OIBDA in the Russian mobile segment reached $959 million. This includes a $43 million reversal of our stock-price based compensation plans accruals, resulting mainly from the decline in VimpelCom’s ADS price in the first quarter of 2008. However, even excluding this effect, the OIBDA margin of the Russian mobile segment stayed close to 55%.

With the acquisition of Golden Telecom, a cornerstone of our integrated operator strategy, we assumed substantial debt and absorbed a lower-margin business. The acquisition dictated a more conservative approach to the Russian mobile market aimed at preserving our margins and maximizing cash-flow by restricting marketing expenses and maintaining stable pricing.

Reduced marketing activities in a seasonally weak quarter resulted in a slight decline in ARPU, and, as a result, in mobile revenue compared to the previous quarter. Evidently, this decline was more than offset by the addition of fixed-line revenue for March.

Golden Telecom’s revenue in Russia for the entire first quarter was approximately 61% higher than a year ago, driven by very good development in all business lines.

Now that the Golden Telecom transaction and the initial part of the integration are behind us, we plan to step up marketing activities in order to protect our revenue market share on the Russian mobile market.

The growth in our net income was disproportionately higher than the growth in our OIBDA, primarily due to a foreign exchange gain of $185 million. This foreign exchange gain resulted mainly from the revaluation of our US dollar-denominated loans.

RUSSIA REVENUE (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenues	1,797	1,279	40.5%	1,702	5.6%
Mobile revenue	1,675	1,279	31.0%	1,702	-1.6%
Fixed revenue	132	n/a		n/a
Eliminations	-10	n/a		n/a

RUSSIA OPERATING DEVELOPMENT	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	42,079	38,631	8.9%	42,221	-0.3%
Subscriber market share*, %	25.0%	31.2%		29.9%
MOU, min	198.7	160.9	23.5%	204.1	-2.6%
ARPU, US$	13.2	10.9	21.1%	13.5	-2.2%
Broadband internet service subscribers (‘000)	530	n/a		n/a

*  Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in the first quarter is mainly caused by the change of reporting methodology.

RUSSIA OIBDA DEVELOPMENT (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA Total	992	676	46.7%	773	28.3%
Mobile OIBDA	959	676	41.7%	773	23.9%
Fixed OIBDA	33	n/a		n/a
Total OIBDA margin, %	55.2%	52.9%		45.4%
Mobile OIBDA margin, %	57.2%	52.9%		45.4%
Fixed OIBDA margin, %	25.0%	n/a		n/a

CIS OPERATIONS (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenues	317	211	50.2%	314	1.0%
OIBDA	134	90	48.9%	145	-7.6%
OIBDA margin, %	42.3%	42.7%		46.2%
SG&A	94	65	44.6%	84	11.9%
including Sales & Marketing Expenses	29	22	31.8%	33	-12.1%
including General & Administrative Costs	65	43	51.2%	51	27.5%
SG&A percentage	29.7%	30.8%		26.8%
Net income	-14	-3		4

Our operations in the CIS countries continue to demonstrate strong financial performance, with revenue growth of more than 50% and OIBDA margin over 40%. The main growth contributors are Kazakhstan and Ukraine, which now includes the Ukrainian business of Golden Telecom. We are also pleased with the growth in Uzbekistan, signs of improvements in Armenia, and continued strong growth in our smaller markets.

However, our business dynamics were affected by economic problems in the Central Asian republics. In Kazakhstan, our largest market, the economy suffered from a liquidity crisis, while Tajikistan and Uzbekistan were seriously impacted by extremely cold weather and power outages.

In Armenia we started to see positive trends and an increase in the number of active subscribers. We introduced our Beeline brand on the local market and accelerated our marketing activities. Our focus will remain on building market share and expanding fixed-mobile convergence opportunities.

Net income losses in the first quarter were caused mainly by one-off factors, such as a $16 million write-off of equipment in Armenia in the course of modernizing the network.

CIS Revenues Development

KAZAKHSTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	162.8	119.4	36.3%	174.6	-6.8%
Mobile	162.1	119.4	35.8%	174.6	-7.2%
Fixed	1.1	n/a		n/a
Elimination	-0.4	n/a		n/a

UKRAINE (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	44.8	16.3	174.8%	34.5	29.9%
Mobile	36.4	16.3	123.3%	34.5	5.5%
Fixed	8.9	n/a		n/a
Elimination	-0.5	n/a		n/a

ARMENIA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	59.1	54.1	9.2%	59.8	-1.2%
Mobile	22.9	19.9	15.1%	23.5	-2.4%
Fixed	36.2	34.2	5.8%	36.3	-0.1%
Elimination	0.0	n/a		n/a

UZBEKISTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	39.5	18.2	117.0%	36.6	7.9%
Mobile	38.7	18.2	112.6%	36.6	5.7%
Fixed	0.8	n/a		n/a
Elimination	0.0	n/a		n/a

TAJIKISTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	8.4	2.9	189.7%	8.1	3.7%
Mobile	8.4	2.9	189.7%	8.1	3.7%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

GEORGIA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Net operating revenue	2.4	0.03	7900%	0.9	166.7%
Mobile	2.4	0.03	7900%	0.9	166.7%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

CIS REVENUES (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Eliminations	-0.9	n/a		n/a
Mobile	270.9	176.7	53.3%	278.2	-2.6%
Fixed	47	34.2	37.4%	36.4	29.1%
Net operating revenue	317	210.9	50.3%	314.6	0.8%

CIS Operating Highlights

KAZAKHSTAN	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	4,777	3,501	36.4%	4,603	3.8%
Subscriber market share*, %	39.5%	50.2%		46.5%
MOU, min	99.1	72.3	37.1%	98.9	0.2%
ARPU, US$	11.6	12.2	-4.9%	13.0	-10.8%

UKRAINE	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	1,971	1,953	0.9%	1,941	1.5%
Subscriber market share*, %	3.5%	4.5%		4.8%
MOU mobile, min	210.2	138.0	52.3%	183.2	14.7%
ARPU mobile, US$	6.1	3.0	103.3%	5.6	8.9%
Broadband internet subscribers (‘000)	4	n/a		n/a
ARPU broadband, US$	39.4	n/a		n/a

ARMENIA	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	520	440	18.2%	442	17.6%
Subscriber market share*, %	26.9%	37.3%		26.1%
MOU mobile, min	158.9	141.3	12.5%	171.8	-7.5%
ARPU mobile, US$	16.1	14.5	11.0%	17.4	-7.5%

UZBEKISTAN	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	2,422	1,106	119.0%	2,120	14.2%
Subscriber market share*, %	33.6%	33.1%		37.3%
MOU, min	265.3	242.2	9.5%	283.4	-6.4%
ARPU, US$	5.8	6.7	-13.4%	6.8	-14.7%

TAJIKISTAN	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	378	145	160.7%	339	11.5%
Subscriber market share*, %	15.9%	11.2%		18.1%
MOU, min	205.8	205.8	0.0%	216.3	-4.9%
ARPU, US$	8.0	8.7	-8.0%	9.0	-11.1%

GEORGIA	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Active mobile subscribers (‘000)	146	7	1985.7%	73	100.0%
Subscriber market share*, %	5.3%	0.4%		3.7%
MOU, min	87.1	47.9	81.8%	121.5	-28.3%
ARPU, US$	7.4	3.2	131.3%	9.0	-17.8%

*	Source: AC&M-Consulting. The drop in the reported market share is caused by the fact that starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers, while before that date it was based on registered subscribers.

CIS OIBDA Development

CIS OIBDA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	134	90	48.9%	145	-7.6%
OIBDA margin, %	42.3%	42.7%		46.2%
Mobile	112.8	73.7	53.1%	122.4	-7.8%
Fixed	21.5	16.2	32.7%	22.8	-5.7%

KAZAKHSTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	82.0	62.0	32.3%	92.2	-11.1%
OIBDA Margin, %	50.4%	51.9%		52.8%
Mobile	81.6	62.0	31.6%	92.2	-11.5%
Fixed	0.4	n/a		n/a

UKRAINE (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	3.2	-6.5	n/a	3.6	-11.1%
OIBDA Margin, %	7.1%	n/a		10.4%
Mobile	1.1	-6.5	n/a	3.6	-69.4%
Fixed	2.1	n/a		n/a

ARMENIA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	29.1	27.3	6.6%	32.5	-10.5%
OIBDA Margin, %	49.2%	50.5%		54.3%
Mobile	10.4	11.1	-6.3%	9.7	7.2%
Fixed	18.7	16.2	15.4%	22.8	-18.0%

UZBEKISTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	20.9	8.6	143.0%	17.8	17.4%
OIBDA Margin, %	52.9%	47.3%		48.6%
Mobile	20.6	8.6	139.5%	17.8	15.7%
Fixed	0.3	n/a		n/a

TAJIKISTAN (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	1.3	-0.3	n/a	1.4	-7.1%
OIBDA Margin, %	15.5%	n/a		17.3%
Mobile	1.3	-0.3	n/a	1.4	-7.1%
Fixed	n/a	n/a		n/a

GEORGIA (US$ mln)	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
OIBDA total	-2.2	-1.2	83.3%	-2.3	-4.3%
OIBDA Margin, %	n/a	n/a		n/a
Mobile	-2.2	-1.2	83.3%	-2.3	-4.3%
Fixed	n/a	n/a		n/a

For more information on financial and operating data of the CIS countries, please refer to the supplementary file FinancialOperatingQ12008.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Recent Developments

On May 27, 2008, VimpelCom received the preliminary conclusion of the Russian Tax Inspectorate’s review of VimpelCom’s tax filings for the 2005 and 2006 financial years. According to this document, VimpelCom owes approximately $54 million in additional taxes (excluding fines and penalties) for the respective years. Most of the claims are similar to the claims we received for previous financial years, and in the past we have been able to successfully reverse most of these claims in the Russian courts. On June 3, 2008, we submitted our preliminary objections to the Tax Inspectorate. We expect to receive a final tax claim in the near future and to appeal the final tax claim in the Russian courts to the extent that it is not reduced by our objections. We have not made any reserves for these tax claims, because we believe that the claims will ultimately be resolved in our favor.

The Company’s management will discuss its first quarter results during a conference call and slide presentation on June 4, 2008 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through June 13, 2008. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, developments in the telecommunications markets in which the Company operates, and the resolution of the tax claim for the financial years 2005 and 2006. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and tables are attached –

Attachment A: Definitions

Active mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband internet service subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remained in the base at the end of the reported period. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively and is provided by AC&M-Consulting.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2008	2007
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$2,105,272	$1,486,192
Sales of handsets and accessories	1,679	1,522
Other revenues	2,447	966

Total operating revenues	2,109,398	1,488,680

Revenue based tax	(1,499)	(633)

Net operating revenues	2,107,899	1,488,047

Operating expenses:
Service costs	430,994	265,326
Cost of handsets and accessories sold	1,611	1,728
Selling general and administrative expenses	528,445	439,467
Depreciation	356,992	269,172
Amortization	67,394	53,289
Provision for doubtful accounts	20,937	15,109

Total operating expenses	1,406,373	1,044,091

Operating income	701,526	443,956

Other income and expenses:
Interest income	14,721	4,652
Interest expense	(79,137)	(45,805)
Net foreign exchange gain	185,008	16,729
Other expenses	(8,160)	(10,814)

Total other income and expenses	112,432	(35,238)

Income before income taxes and minority interest	813,958	408,718

Income taxes expense	195,628	119,946
Minority interest in net earnings of subsidiaries	17,045	11,497

Income before cumulative effect of change in accounting principle	601,285	277,275

Cumulative effect of changes in accounting principles	—	—

Net income	601,285	277,275

Net income per common share	$11.84	$5.45
Net income per ADS equivalent	$0.59	$0.27

Weighted average common shares outstanding (thousands)	50,777	50,892

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	March 31, 2008	December 31, 2007
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$620,680	$1,003,711
Trade accounts receivable	525,599	281,396
Other current assets	685,934	441,810

Total current assets	1,832,213	1,726,917

Non–current assets
Property and equipment, net	6,879,895	5,497,819
Telecommunication licenses and allocation of frequencies, net	1,062,501	915,211
Other intangible assets, net	4,946,283	1,302,318
Other assets	1,305,242	1,126,619

Total non–current assets	14,193,921	8,841,967

Total assets	$16,026,134	$10,568,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$634,414	$700,589
Customer advances and deposits	431,011	423,611
Short-term debt	968,772	526,512
Accrued liabilities	686,983	348,989

Total current liabilities	2,721,180	1,999,701

Deferred income taxes	945,265	576,276
Long-term debt	5,709,263	2,240,097
Accrued liabilities	66,688	52,614

Minority Interest	406,265	288,410

Shareholders’ equity	6,177,473	5,411,786

Total liabilities and shareholders’ equity	$16,026,134	$10,568,884

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2008	2007
	(In thousands of US dollars)
Net cash provided by operating activities	$859,919	$655,865

Proceeds from bank and other loans	3,708,000	228,594
Sale of treasury stock	800	8,087
Payments of fees in respect of bank loans	(32,449)	(382)
Repayment of bank and other loans	(109,754)	(94,593)

Net cash provided by financing activities	3,566,597	141,706

Sale of short-term investments	42,203	—
Purchase of property and equipment	(392,363)	(279,988)
Acquisition of subsidiaries, net of cash	(4,225,662)	—
Late payment of purchase price		(12,688)
Purchase of intangible assets	(17,678)	(5,161)
Purchase of software	(74,150)	(98,864)
Exercise of escrow cash deposit	200,170	—
Loans granted	(350,000)	—
Purchase of other assets	(12,146)	(8,878)

Net cash used in investing activities	(4,829,626)	(405,579)

Effect of exchange rate changes on cash	20,079	2,068

Net increase (decrease) in cash	(383,031)	394,060
Cash and cash equivalents at beginning of period	1,003,711	344,494

Cash and cash equivalents at end of period	$620,680	$738,554

Supplemental cash flow information

Cash paid during the period:
Income tax	$185,725	$122,062
Interest	$42,498	$25,813

Non–cash activities:
Equipment acquired under financing and capital lease agreements	37,204	17,102
Accounts payable for equipment and other long–lived assets	248,913	140,413
Acquisitions:
Fair value of assets acquired	2,577,164	—
Difference between the amount paid and the fair value of net assets acquired	2,746,221	—
Cash paid for the capital stock	(4,315,020)	—

Liabilities assumed	$1,008,365	—

Attachment C: Reconciliation Tables (Unaudited)

Consolidated

Reconciliation of OIBDA

(In millions of US dollars)

OIBDA Consolidated Total	Three months ended
	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007
OIBDA	1,126	766	918
Depreciation	(357)	(269)	(331)
Amortization	(67)	(53)	(56)
Operating income	702	444	531

Reconciliation of OIBDA Margin

OIBDA Margin Consolidated Total	Three months ended
	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007
OIBDA margin	53.4%	51.5%	45.7%
Less: Depreciation as a percentage of net operating revenue	(16.9)%	(18.1)%	(16.5)%
Less: Amortization as a percentage of net operating revenue	(3.2)%	(3.6)%	(2.8)%
Operating income as a percentage of net operating revenue	33.3%	29.8%	26.4%

Attachment D: Capex Development

CAPEX (in US$ millions)	Three months
	1Q 2008	1Q 2007	y-o-y	4Q 2007	q-o-q
Total capex	358.5	303.5	18.1%	795.8	-55.0%
Russia	212.5	199.6	6.5%	467.2	-54.5%
CIS	146.0	103.9	40.5%	328.6	-55.6%
Kazakhstan	42.6	31.2	36.5%	96.4	-55.8%
Ukraine	26.6	29.3	-9.2%	55.2	-51.8%
Armenia	14.6	5.4	170.4%	44.3	-67.0%
Uzbekistan	48.0	7.9	507.6%	83.6	-42.6%
Tajikistan	7.2	13.5	-46.7%	20.2	-64.4%
Georgia	7.0	16.6	-57.8%	28.9	-75.8%

VimpelCom Q1 Financial and Operating Results June 4 , 2008 th

June 2008
VimpelCom Company
Presentation
2 © Beeline 2008
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These
statements relate, in part, to the Company’s strategy and development plans. The forward-
looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December
31, 2007 and other public filings made by the Company with the United States Securities and
Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

June 2008
VimpelCom Company
Presentation
3 © Beeline 2008
Participants
Presentation
Elena Shmatova, CFO
Alexander Izosimov,  CEO
Q&A Session
will be joined by:
Nikolay Pryanishnikov,
Executive VP, General Director, Russia
Kent McNeley, CMO
Jean-Pierre Vandromme,
Executive VP, Network Resources
Management,
CEO of Golden Telecom

June 2008
VimpelCom Company
Presentation
4 © Beeline 2008
Q1 2008 in Brief
•
Strong financial performance with focus on margins
•
Completion of Golden Telecom transaction
•
Continued growth in the CIS, although affected by
economic problems in Central Asian countries

June 2008
VimpelCom Company
Presentation
5 © Beeline 2008
Quarterly Financial Dynamics
+117.0%
198
277
359
458
368
601
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
+41.7%
1,451
1,488
1,717
1,956
2,010
2,108
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
Net Revenues, $ mln Net Income, $ mln
OIBDA, $ mln OIBDA Margin
+47.0%
1,126
918
1,015
897
766
690
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
47.5%
51.5%
52.2% 51.9%
45.7%
53.4%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
6 © Beeline 2008
Stock Price Based Compensation Plans Accruals
and ADS Price
-42.7
15.1
21.3
40.5
24.2
118.7
27.8
6.8 3.2
8.60
9.16
12.12
15.79
18.97
21.07
29.89
41.60
27.04
-43
-3
37
77
117
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
-15
0
15

Accruals, US$ M ADS price, ($)

June 2008
VimpelCom Company
Presentation
7 © Beeline 2008
Continued Increase in Cash Flow
* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization. LTM stands for “last twelve months” to reporting date. In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the
reconciliation tables in the Company’s earnings release
($ mln)
Mar 31,
2008
Dec 31,
2007
Dec 31,
2006
Cash and Cash Equivalents 621 1,004 344
Total Assets 16,026 10,569 8,437
Total Debt 6,678 2,767 2,489
-Short-term 969 527 424
-Long-term 5,709 2,240 2,065
Shareholders' Equity 6,177 5,412 3,943
LTM  OIBDA* 3,956 3,597 2,452
- LTM Depreciation and
amortization 1,491 1,391 1,055
- LTM Operating Income 2,465 2,206 1,397
LTM Interest 228 195 186
Debt/Equity 1.1 0.5 0.6
Debt/OIBDA
LTM
1.7 0.8 1.0
OIBDA/Interest 17.4 18.4 13.2
Debt/Assets 0.42 0.26 0.30
Net Debt 6,057 1,763 2,145
1,293
3,242
3,038
1,971
-1,773 -1,828
-1,512
-1,635
-342
459
1,414
1,265
2005 2006 2007 1Q 08 LTM
CAPEX, $ mln
Operating Cash Flow, $ mln
Free Cash Flow before acquisitions, $ mln

June 2008
VimpelCom Company
Presentation
8 © Beeline 2008
Sources of Revenue Growth
*
* Segment revenues exclude inter-company
transactions
2,108
1,488
1,940
1,454
34
486
134
168
1Q 07 Mobile Fixed 1Q 08
2,108
1,488
1,278
1,795
313
103
517
210
1Q 07 Russia CIS 1Q 08

June 2008
VimpelCom Company
Presentation
9 © Beeline 2008
Russia: Total Operations
CAPEX, $ mln
* Total revenue adjusted for eliminations
Revenue
*
, $ mln
OIBDA, $ mln CAPEX / Revenue LTM
1,797
1675
1460
1279
1281
1702
1653
132
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
Mobile Fixed
992
959
871
773
645
676
780
33
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
Mobile Fixed
24%
23%
19%
17%
18%
17%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
200
213
189
380
467
217
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
10 © Beeline 2008
Russia: Mobile Highlights
Mobile ARPU & MOU
Revenue, $ mln
OIBDA & OIBDA Margin
Active Subscribers, mln
39.8
38.6
40.1
42.2
42.1
41.8
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
1,281
1,279
1,460
1,653
1,702
1,675
0
500
1000
1500
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
959
773
871
780
676
645
50.3%
52.9% 53.4% 52.7%
45.4%
57.2%
0
500
1000
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
OIBDA ($ mln) OIBDA Margin
10.9 10.9
12.3
13.4
13.5
13.2
199
158
161
193
209
204
9
14
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
150
300
ARPU ($) MOU (min)

June 2008
VimpelCom Company
Presentation
11 © Beeline 2008
Russia: Fixed Revenue
Fixed Revenue, $ mln
Business Segment, $ mln
Wholesale Segment, $ mln
Residential Segment, $ mln
376
362
324
273
233
227
244
132
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
GT revenue March 08
40
31
23
13
10 13 26
14
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
192
124
126
132
151
172
193
68
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
144
94
88
90
109
129
139

4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
12 © Beeline 2008
19.3
17.9
15.9
9.8
6.2 3.2
1.3
13.0
16.9
15.9
15.5
14.1
13.5
14.4
17.1
17.4
2 005 2 006 2007 2008F 2009F 2010F 2011F 2012F
With PC & BB PC only
Total 54 mln households in Russia
Source: J’son & Partners
Russia: Residential Broadband Market Forecast
Households with PCs and Broadband (mln)  Broadband and PC Penetration
6%
12%
18%
24%
29%
33%
36%
35%
38% 38%
43%
50%
58%
63%
67%
2%
0%
20%
40%
60%
80%
Broadband users as a % of total households
PC users as a % of total households

June 2008
VimpelCom Company
Presentation
13 © Beeline 2008
Russia: Broadband Development
FTTB
*
Households Passed (mln) & Take-up Rate Broadband Revenue, $ mln
Broadband Subscribers, ‘000
Broadband ARPU, $
GT results
March 08
17.6
16.7
16.3
16.0
15.2
17.1
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
19
13
10
7
5
15
9
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
428
310
244
183
122
530
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
* Fiber-to-the-Building
3.8
3.0
2.6
2.3
2.0
4.1
8.4%
8.0%
8.9%
10.3%
6.9%
5.6%
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
4%
6%
8%
10%
12%
14%
16%
18%
20%
22%
Take-up rate, %

June 2008
VimpelCom Company
Presentation
14 © Beeline 2008
Composition of CIS Business
Revenue, $ mln
CAPEX, $ mln
OIBDA, $ mln
82.0
3.2 20.9
29.1
-2.2
134.3
1.3
1 2 3 4 5 6 7
316.9
39.5
44.8
162.9
59.1
8.4 2.4
1 2 3 4 5 6 7
26.6
14.6
42.6
48.0
7.0
146.0
7.2
CIS Total Georgia Tajikistan Uzbekistan Ukraine Armenia Kazakhstan

June 2008
VimpelCom Company
Presentation
15 © Beeline 2008
Kazakhstan: Operating & Financial Highlights
Net Revenues, $ mln
Capex / Revenue (LTM)
Mobile Active Subscribers, mln
Mobile ARPU & MOU
3.9
4.3
4.8
3.5
3.1
4.6
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
163
113
119
149
167
175
162
50.3%
52.8%
52.7%
53.7%
51.9%
31.6%
60.00
80.00
100.00
120.00
140.00
160.00
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
100.0%
Mobile Fixed OIBDA Margin
50%
41%
37%
30%
35%
34%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
12.2
11.6
13.0
13.6
13.6
13.8
99
99
113
89
72
78
10
12
14
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
0
20
40
60
80
100

ARPU ($) MOU (min)

June 2008
VimpelCom Company
Presentation
16 © Beeline 2008
Ukraine: Operating & Financial Highlights
Mobile ARPU & MOU
Mobile Active Subscribers, mln Net Revenues ($ mln) & OIBDA Margin
Capex / Revenue (LTM)
1.5
2.0
1.8
2.2
2.0
1.9
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
44.8
36.4
34.5
37.0
23.8
16.3
14.8
8.9
-71.3%
-40.0%
-12.9%
17.5%
10.5%
7.2%
-45
-30
-15
0
15
30
45
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
-120.0%
-70.0%
-20.0%
30.0%
80.0%
Mobile Fixed OIBDA Margin
6.1
4.2
3.0
4.2
5.8
5.6
210
183
168
160
138
149
0
2
4
6
8
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
20
70
120
170
220
ARPU ($) MOU (min)
574%
441%
311%
171%
140%
110%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
17 © Beeline 2008
* 4Q 06 data for 1.5 months
ARPU & MOU CAPEX, $ mln
Armenia: Operating & Financial Highlights
Mobile Active Subscribers, ‘000
Net Revenues
*
, $ mln
22.9
34.2
36.2
25.8
23.5
10.5
19.9
23.2
37.6
36.4
16.9
35.2
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
Mobile revenue Fixed revenue
15
44
21
20
5
9
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
17.4 17.6
17.3
14.5
17.0
16.1
178
141
185
181
172
159
10
16
4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
80
130
180
Mobile ARPU ($) Mobile MOU (min)
416
440
520
471
447

4Q 06* 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
18 © Beeline 2008
Drive operations and investment efficiency Drive operations and investment efficiency
• Re-balance focus from speed to efficiency and enhance cost transparency as markets mature
• Avoid headcount growth in mature operations and streamline corporate functions
• Drive procurement excellence
• Optimize capex decisions at a granular level and continuously improve marketing spend efficiency
Build and sustain strong management capabilities Build and sustain strong management capabilities
• Offer an open and transparent, meritocracy based environment
• Use a global approach to hiring
• Develop best-in-class individual development and coaching mechanisms
• Ensure competitive, performance based compensation packages
• Grow ARPUs through voice and
data stimulation with stable pricing
• Maintain active base share
through specific central and local
sales and loyalty programs
• Explore consolidation
opportunities
• Strengthen business segment
• Expand geographic presence in
fixed-line
Extract maximum value Extract maximum value
from the Russian business from the Russian business
• Focus on active subscribers
growth
• Replicate unified business
platform developed in Russia
• Leverage service portfolio
implemented in Russia
• Pursue acquisitions of
mobile assets outside existing
markets
Grow business outside of Grow business outside of
Russia Russia
• Build new digital service
businesses, including TV,
payment services, etc.
• Explore new technologies and
business models, including
advertising-funded models
Capture attractive Capture attractive
opportunities in adjacent opportunities in adjacent
business areas business areas
• Aggressively roll-out both
FTTB and 3G infrastructures
• Cross-sell Internet access
products to mobile
subscribers
• Optimize and up-sell
portfolio of fixed and mobile
Internet access products
Develop the consumer Develop the consumer
Internet access business Internet access business
Strategy Going Forward

June 2008
VimpelCom Company
Presentation
19 © Beeline 2008
Progress of Integration with Golden Telecom
•
Cross-selling opportunities initiated
•
Corporate databases of VIP and GT merged
•
Procurement centralized
•
Traffic routing improved

June 2008
VimpelCom Company
Presentation
20 © Beeline 2008
Summary
• Ongoing strong financial performance
• VimpelCom remains a large, fast growing, highly
profitable business
• Transition to an integrated operator provides further
growth opportunities

June 2008
VimpelCom Company
Presentation
21 © Beeline 2008
Questions and Answers
If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.
Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.
If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.
----------
Thank you for your interest in VimpelCom
For more information please visit www.vimpelcom.com or contact
Investor_Relations@vimpelcom.com

June 2008 VimpelCom Company Presentation 22 © Beeline 2008 APPENDICES

June 2008
VimpelCom Company
Presentation
23 © Beeline 2008
CIS Mobile: Financial Highlights
Kazakhstan Ukraine Uzbekistan
Revenue, $ mln OIBDA, $ mln
Armenia
* The 4Q 2006 data represent the results of
operations for 1.5 months since the date of
acquisition by VimpelCom
Tajikistan Georgia
36
16
18
23
30
37
39
113
119
149
167
175
162
15
24
37
35
16
1
4
6
-3
-7
-11
21
18
17
11
9
8
36
62
80
88
92
82
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
0 0
8.4
2.4
0.9
0.3 0.2
2.9
8.1
7.7
5.2
0.8
23
23
26
23
20
10
10
10
13
12
11
6
-0.5
-1.2
-1.9 -2.0
-2.3
-2.2
-1.1
-0.3
0.1
1.6
1.4 1.3
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
24 © Beeline 2008
CIS Mobile: Active Subscribers, mln
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
1.5
2.0
1.8
2.2
1.9
2.0
0.7
1.1
1.2
1.6
2.1
2.4
3.1
3.5
3.9
4.3
4.6
4.8
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
0.07
0.15
0.20
0.27
0.34
0.38
0.00
0.01
0.01
0.03
0.07
0.15
0.52
0.44
0.45
0.47
0.44
0.42
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08

June 2008
VimpelCom Company
Presentation
25 © Beeline 2008
11.6
13.0
13.6
13.6
12.2
13.8
6.1
5.6
5.8
4.2
3.0
4.2
5.8
6.8
7.6
7.2
6.7
9.8
265
283
290
266
242
269
210
183
168
160
138
149
99
99
113
89
78
72
0.0
6.0
12.0
18.0
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
0
70
140
210
280
17.3 17.6 17.4
14.5
16.2
8.0
17.0
7.4
9.0 6.3
4.8
3.2
9.0
10.8
10.1
8.7 9.0
141
178
185
181
172
159
188
206
224 230
216
206
48
83
85
122
87
0.0
6.0
12.0
18.0
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
0
70
140
210
280
ARPU ($) MOU (min)
CIS Mobile: ARPU & MOU Development
Kazakhstan Ukraine Uzbekistan
Armenia
Tajikistan Georgia

June 2008
VimpelCom Company
Presentation
26 © Beeline 2008
CIS Mobile: Subscriber Market Shares*
Kazakhstan Ukraine Uzbekistan
Armenia Tajikistan Georgia
* Source: AC&M Consulting. The drop in reported market
share is mainly caused by the change of reporting
methodology to active subscriber base
5%
5%
47%
40%
47%
49%
49%
50%
47%
54%
47%
46%
45%
46%
6% 7%
5% 6%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP K'Cell Others
5%
4%
5%
4%
5%
5%
43%
43%
42%
43%
43% 43%
36% 35%
37%
39%
40%
41%
11% 11%
12%
14%
16%
17%
1%
1%
1% 1% 1%
1%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP Kyivstar  UMC (MTS)
Astelit Others
33%
33%
27%
37%
34%
36%
52% 54% 51%
48%
49%
50%
14%
12%
11%
11%
9%
14%
8%
4%
4%
3%
3%
3%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP Uzdunrobita
Coscom Other
27%
26%
34%
34%
37% 38%
73%
74%
62%
63%
66%
66%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP Vivocell
17%
16%
18%
7%
11%
15%
10%
6%
7%
14%
13%
12%
75%
78%
73%
73%
76%
79%
0%
30%
60%
90%
4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP TT Mobile Others
1.0%
0.4%
0.0%
3.7%
5.3%
1.6%
53% 53%
53%
51%
51%
52%
47%
47% 46%
46%
44%
45%
4Q06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08
VIP Geocell  Magticom

June 2008
VimpelCom Company
Presentation
27 © Beeline 2008
Currency
10.0%
16.8%
-4.0%
-0.5%
0.0%
3.7%
8.4%
Change from Q1 07
4.2%
3.1%
-1.0%
-0.1%
0.0%
0.3%
1.6%
Change from Q4 07
Average quarterly FX rate to US$
7.8% GEL
Change from 2007
-0.9% AMD
-0.8% UZS
0.9% TJS
0.0% UAH
-0.1% KZT
4.4% RUB
Closing FX rate to US$
* Source: Prime TASS, National Banks of the CIS
countries
FOREX Development

June 2008
VimpelCom Company
Presentation
28 © Beeline 2008
Reconciliation of Consolidated  OIBDA and
OIBDA Margin (Unaudited)
($'000)
March 31,
2008
Dec 31,
2007
Sept 30,
2007
June 30,
2007
March 31,
2007
Dec 31,
2006
OIBDA 1,126 918 1,016 897 766 690
Depreciation (357) (331) (286) (285) (269) (265)
Amortization (67) (56) (56) (54) (53) (50)
Operating Income 702 531 674 558 444 375
OIBDA margin 53.4% 45.7% 51.9% 52.2% 51.5% 47.5%
Less: Depreciation as % of
net operating revenues
(16.9%) (16.5%) (14.5%) (16.6%) (18.1%) (18.3%)
Less: Amortization as % of
net operating revenues
(3.2%) (2.8%) (2.9%) (3.1%) (3.6%) (3.4%)
Operating Income 33.3% 26.4% 34.5% 32.5% 29.8% 25.8%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

June 2008
VimpelCom Company
Presentation
29 © Beeline 2008
Definitions
Active mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period.  Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.
ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented above in the tables section.  The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that
ARPU provides management with useful information concerning usage and acceptance of the Company’s services.  ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.
Average quarterly FX rate to US$ for the CIS countries is calculated as the sum of average exchange rates for each month within a quarter divided by three months
Broadband internet service subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remained in the base at the end of the reported period. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies
Free cash flow is calculated as operating cash flow minus accrued capital expenditures before acquisitions
FTTB – Fiber-to-the-building broadband internet technology
Market share of subscribers for each country is calculated by dividing the estimated number of the subscribers of a particular company by the total estimated number of subscribers in that country. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia.
Mobile subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number.  The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.
MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.
Net debt is calculated as a total interest-bearing debt minus cash and cash equivalents

VIP-Group

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	1,488	1,717	1,956	2,010	2,108
OIBDA	766	897	1,016	918	1,126
OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%
SG&A	439	494	557	716	528
including Sales & marketing expenses	136	167	186	219	187
including General & administrative costs	303	327	371	497	341
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%
Net Income	277	359	458	368	601
Capital Expenditures	303.5	334.8	338.8	795.8	358.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	1,454	1,682	1,918	1,974	1,944
including Mobile Interconnect	209	241	270	303	309
Mobile OIBDA	750	878	996	896	1,071
Mobile OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.1%

Active Subscribers (‘000)	45,784	47,702	50,686	51,740	52,293

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Fixed Revenue	34.2	35.2	37.6	36.3	175.1
including business segment	0.0	0.0	0.0	0.0	74.5
including wholesale segment	0.0	0.0	0.0	0.0	50.8
including residential segment	34.2	35.2	37.6	36.3	49.8
Fixed OIBDA	16.2	18.5	19.5	22.8	54.6
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	31.2%

Broadband internet service subscribers (‘000)	0	0	0	0	534
Broadband services ARPU, US$	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
OIBDA	766	897	1,016	918	1,126
Depreciation	(269)	(285)	(286)	(331)	(357)
Amortization	(53)	(54)	(56)	(56)	(67)
Operating income	444	558	674	531	702

OIBDA margin total	51.5%	52.2%	51.9%	45.7%	53.4%
Less: Depreciation as a percentage of net operating revenue	(18.1)%	(16.6)%	(14.5)%	(16.5)%	(16.9)%
Less: Amortization as a percentage of net operating revenue	(3.6)%	(3.1)%	(2.9)%	(2.8)%	(3.2)%
Operating income as a percentage of net operating revenue	29.8%	32.5%	34.5%	26.4%	33.3%

Russia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	1,279	1,460	1,653	1,702	1,797
OIBDA	676	780	871	773	992
OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.2%
SG&A	375	419	477	633	434
including Sales & Marketing Expenses	114	141	159	186	158
including General & Administrative Costs	261	278	318	447	276
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.2%
Net Income	280	356	423	364	616
Capital Expenditures	199.6	189.0	216.9	467.2	212.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	1,279	1,460	1,653	1,702	1,675
including Mobile Interconnect	171	203	224	253	253
Mobile OIBDA	676	780	871	773	959
Mobile OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.2%

Active Subscribers (‘000)	38,631	40,140	41,802	42,221	42,079
ARPU, US$	10.9	12.3	13.4	13.5	13.2
MOU, min	161.0	193.0	209.0	204.0	199.0
Churn 3 months active base (quarterly), %	n/a	7.5	8.1	9.1%	9.2%
Subscriber market share, %	31.2%	30.9%	30.4%	29.9%	25.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	132
including business segment	0	0	0	0	68
including wholesale segment	0	0	0	0	50
including residential segment	0	0	0	0	14
Fixed OIBDA	0	0	0	0	33
Fixed OIBDA, %	0	0	0	0	25.0%

Broadband internet service subscribers (‘000)	0	0	0	0	530
Broadband services ARPU, US$	0	0	0	0	17.6

CIS

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	210.9	260.1	305.7	314.4	316.9
OIBDA	90.0	116.9	144.0	145.2	134.3
OIBDA, %	42.7%	44.9%	47.1%	46.2%	42.4%
SG&A	65.1	76.4	79.4	83.9	94.3
including Sales & Marketing Expenses	22.3	26.0	27.3	33.1	29.0
including General & Administrative Costs	42.8	50.4	52.1	50.8	65.3
SG&A, %	30.9%	29.4%	26.0%	26.7%	29.8%
Net Income	-3.1	3.7	35.6	4.6	-14.3
Capital Expenditures	103.9	145.8	121.9	328.6	146.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	176.7	224.9	268.1	278.1	270.8
including Mobile Interconnect	38.1	37.7	45.3	50.4	47.0
Mobile OIBDA	73.8	98.4	124.5	122.4	112.8
Mobile OIBDA, %	41.8%	43.8%	46.4%	44.0%	41.7%

Active Subscribers (‘000)	7,153	7,562	8,884	9,519	10,214

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	34.2	35.2	37.6	36.3	47.0
including business segment	0	0	0	0	6.6
including wholesale segment	0	0	0	0	3.9
including residential segment	34.2	35.2	37.6	36.3	36.5
Fixed OIBDA	16.2	18.5	19.5	22.8	21.5
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	45.7%

Broadband internet service subscribers (‘000)	0	0	0	0	4
Broadband services ARPU, US$	n/a	n/a	n/a	n/a	n/a

Kazakhstan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	119.4	149.3	167.1	174.6	162.8
OIBDA	62.0	80.3	88.1	92.2	82.0
OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%
SG&A	25.4	31.7	32.7	33.8	34.8
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%
Net Income	13.1	16.4	21.7	19.8	14.1
Capital Expenditures	31.2	45.8	40.5	96.4	42.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	119.4	149.3	167.1	174.6	162.1
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4
Mobile OIBDA	62.0	80.3	88.1	92.2	81.6
Mobile OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%

Active Subscribers (‘000)	3,501	3,858	4,343	4,603	4,777
ARPU, US$	12.2	13.6	13.6	13.0	11.6
MOU, min	72.3	88.8	112.7	98.9	99.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%
Subscriber market share, %	50.2%	49.3%	47.3%	46.5%	39.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	1.1
including business segment	0	0	0	0	0.3
including wholesale segment	0	0	0	0	0.8
including residential segment	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0.4
Fixed OIBDA, %	0	0	0	0	36.4%

Broadband internet service subscribers (‘000)	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0

Ukraine

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	16.3	23.8	37.0	34.5	44.8
OIBDA	-6.5	-3.1	6.5	3.6	3.2
OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%
SG&A	16.0	16.5	16.5	17.5	23.4
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%
Net Income	-18.4	-17.2	-6.4	-17.6	-19.7
Capital Expenditures	29.3	46.0	26.0	55.2	26.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	16.3	23.8	37.0	34.5	36.4
including mobile interconnect	5.4	7.6	10.9	10.9	11.5
Mobile OIBDA	-6.5	-3.1	6.5	3.6	1.1
Mobile OIBDA, %	n/a	n/a	17.6%	10.4%	3.0%

Active Subscribers (‘000)	1,953	1,822	2,212	1,941	1,971
ARPU, US$	3.0	4.2	5.8	5.6	6.1
MOU, min	138.0	159.9	168.2	183.2	210.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%
Subscriber market share, %	4.5%	5.2%	5.1%	4.8%	3.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	8.9
including business segment	0	0	0	0	5.6
including wholesale segment	0	0	0	0	3.1
including residential segment	0	0	0	0	0.2
Fixed OIBDA	0	0	0	0	2.1
Fixed OIBDA, %	0	0	0	0	23.6%

Broadband internet service subscribers (‘000)	0	0	0	0	4
Broadband services ARPU, US$	0	0	0	0	39.4

Uzbekistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	18.2	23.2	30.2	36.5	39.5
OIBDA	8.7	11.4	16.9	17.8	20.9
OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%
SG&A	6.4	8.4	8.7	13.1	12.3
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%
Net Income	2.5	4.3	6.9	6.0	7.5
Capital Expenditures	7.9	18.5	23.8	83.6	48.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	18.2	23.2	30.2	36.5	38.7
including Mobile Interconnect	0.002	0.003	0.004	0.005	0.006
Mobile OIBDA	8.7	11.4	16.9	17.8	20.6
Mobile OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%

Active Subscribers (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2
ARPU, US$	6.7	7.2	7.6	6.8	5.8
MOU, min	242.2	265.6	289.8	283.4	265.3
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%
Subscriber market share, %	33.1%	32.7%	35.6%	37.3%	33.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	0.8
including business segment	0	0	0	0	0.7
including wholesale segment	0	0	0	0	0.03
including residential segment	0	0	0	0	0.06
Fixed OIBDA	0	0	0	0	0.3
Fixed OIBDA, %	0	0	0	0	37.5%

Broadband internet service subscribers (‘000)	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0

Armenia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	54.1	58.4	63.4	59.8	59.1
OIBDA	27.3	30.1	32.9	32.5	29.1
OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%
SG&A	14.2	14.8	15.9	13.4	16.7
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%
Net Income	2.6	4.0	16.0	0.3	-15.0
Capital Expenditures	5.4	20.4	20.7	44.3	14.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	19.9	23.2	25.8	23.5	22.9
including Mobile Interconnect	12.0	3.2	4.1	4.2	4.5
Mobile OIBDA	11.1	11.6	13.4	9.7	10.4
Mobile OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%

Active Subscribers (‘000)	439.9	471.0	447.0	442.5	520.4
ARPU, US$	14.5	17.3	17.6	17.4	16.1
MOU, min	141.3	185.1	181.0	171.8	158.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%
Subscriber market share, %	37.3%	33.5%	33.6%	26.1%	26.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	34.2	35.2	37.6	36.3	36.2
Fixed OIBDA	16.2	18.5	19.5	22.8	18.7
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%

Broadband internet service subscribers (‘000)	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0

Tajikistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	2.9	5.2	7.7	8.1	8.4
OIBDA	-0.3	0.1	1.6	1.4	1.3
OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%
SG&A	1.9	3.1	3.5	3.5	4.0
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%
Net Income	-1.0	-1.8	-0.3	-2.5	-1.2
Capital Expenditures	13.5	5.7	6.1	20.2	7.2

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	2.9	5.2	7.7	8.1	8.4
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0
Mobile OIBDA	-0.3	0.1	1.6	1.4	1.3
Mobile OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%

Active Subscribers (‘000)	145.3	204.9	268.4	339.4	377.9
ARPU, US$	8.7	10.1	10.8	9.0	8.0
MOU, min	205.8	224.2	230.3	216.3	205.8
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%
Subscriber market share, %	11.2%	15.2%	16.7%	18.1%	15.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	0
including business segment	0	0	0	0	0
including wholesale segment	0	0	0	0	0
including residential segment	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0

Broadband internet service subscribers (‘000)	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0

Georgia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0.03	0.2	0.3	0.9	2.4
OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2
OIBDA, %	n/a	n/a	n/a	n/a	n/a
SG&A	1.2	1.9	2.1	2.6	3.0
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4
SG&A, %	n/a	800.0%	566.7%	222.2%	100.0%
Net Income	-1.9	-2.0	-2.3	-1.4	0.1
Capital Expenditures	16.6	9.4	4.8	28.9	7.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0.03	0.2	0.3	0.9	2.4
including Mobile Interconnect	0	0	0.1	0.2	0.6
Mobile OIBDA	-1.2	-1.9	-2	-2.3	-2.2
Mobile OIBDA, %	n/a	n/a	n/a	n/a	n/a

Active Subscribers (‘000)	7.3	14.0	26.6	72.7	146.2
ARPU, US$	3.2	4.8	6.3	9.0	7.4
MOU, min	47.9	82.5	85.1	121.5	87.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%
Subscriber market share, %	0.4%	0.8%	1.6%	3.7%	5.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Net operating revenue	0	0	0	0	0
including business segment	0	0	0	0	0
including wholesale segment	0	0	0	0	0
including residential segment	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0

Broadband internet service subscribers (‘000)	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0